

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

October 21, 2009

Dale Gibbons
Executive Vice President &
Chief Financial Officer
Western Alliance Bancorporation
2700 W. Sahara Avenue
Las Vegas, NV 89102

> **Re:** **Western Alliance Bancorporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2009**
> **File No. 001-32550**

Dear Mr. Gibbons:

We have reviewed your response letter dated August 10, 2009 and have the following comments. Where indicated, we think you should revise your disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2008

Bank of Nevada, page 3

1.   We note your response to comment number one of our letter dated July 27, 2009. Please provide in future filings a detailed overview of the changes taken by the Bank of Nevada to the company's policies, procedures and processes as well as the adoption of formal written plans in response to the informal oversight.

Selected Financial Data, page 42

2.   We note your response to comment number three and your current disclosure of tangible equity appearing on page 33 of the Form 10-Q for the quarterly period ended June 30, 2009. In future filings, please provide the disclosures required by

Item 10(e) of Regulation S-K, including clearly labeling the measure as non-GAAP and comply with all the disclosure requirements for your presentation of tangible equity.

Form 10-Q for Fiscal Quarter Ended June 30, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Allowance for Loan Losses, pages 44-46

3.   We note the continued deterioration in the credit quality of your loan portfolio as evidenced by the significant increase in nonperforming assets over recent periods. For example, your nonperforming assets as of June 30, 2009 ($234.2m) were more than twice the amount of nonperforming assets at December 31, 2008 ($99.9m). During this same timeframe you increased your allowance by only 12.45% from $74.8m at December 31, 2008 to $84.1m at June 30, 2009. Please revise your disclosure in future filings to more clearly bridge the gap between the significant changes in your recent credit experience and evidence of changes in your overall credit environment with the increase in your allowance for loan losses. For example, discuss the reasons that your allowance has not proportionally followed the levels of your nonperforming loans and charge-offs. In addition, discuss the steps you take to monitor and evaluate collateral values of your nonperforming and problem loans as part of your allowance for loan loss methodology and discuss the trends experienced in that area in recent periods

*   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Chris Harley, Staff Accountant, at (202) 551-3695 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have any questions.

Sincerely,

Michael R. Clampitt
Senior Attorney